UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of December 2022
Commission File Number: 001-40952
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Babylon Holdings Limited
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2500 Bee Cave Road
Building 1 - Suite 400
Austin, TX 78746
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
1-for-25 Reverse Share Split
On December 8, 2022, Babylon Holdings Limited (“Babylon”) issued a press release in connection with the reverse share split of its Class A ordinary shares, a copy of which is attached as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.
The information included in this Form 6-K is hereby incorporated by reference into Babylon’s Registration Statements on Form F-3 (File No. 333-264594 and File No. 333-268551) and Form S-8 (File No. 333-261806 and File No. 263632).

EXHIBIT INDEX

Exhibit Number	Exhibit Title
99.1	Press Release, dated December 8, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: December 8, 2022	/s/ David Humphreys
David Humphreys
Chief Financial Officer